Eversheds Sutherland (US) LLP

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eversheds-sutherland.com

April 16, 2021

VIA EDGAR

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Brighthouse Life Insurance Company (the “Company”)

  Registered Fixed Account Option (“RFAO”)

  Registration Statement Filed on Form S-3

  File No. 333-252818

  Fixed Annuity (Strategic Value Annuity) (“Fixed Annuity”)

  Registration Statement Filed on Form S-3

  File No. 333-252817

  Liquidity Benefit

  Registration Statement Filed on Form S-3

  File No. 333-252831

Dear Mr. Oh:

On February 5, 2021 with respect to RFAO and Fixed Annuity, and on February 8, 2021 with respect to Liquidity Benefit (together with RFAO and Fixed Annuity, the “Contracts”), the Company filed the above-referenced registration statements under the Securities Act of 1933, as amended (the “1933 Act”), on Form S-3 (the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”).

During a telephone call on April 9, 2021, you provided me with the SEC staff’s comments on the Registration Statements. This letter responds to the SEC staff’s comments. Each of the SEC staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows.

In addition to this letter, transmitted for filing with the SEC are pre-effective amendments no. 1 to the Registration Statements, which include revisions responsive to the SEC staff’s comments below and other immaterial changes. The Company represents that if the pre-effective amendments were eligible to be filed pursuant to Rule 485, the Company would have filed the pre-effective amendments pursuant to Rule 485(b) because they do not include any material changes other than those that would be permitted by Rule 485(b). The Company has also transmitted for filing with the SEC acceleration requests pursuant to Rule 461 under the 1933 Act. The Company notes that an effectiveness date of April 30, 2021 has been requested for the Registration Statements.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Sonny Oh

U.S. Securities and Exchange

Commission

April 16, 2021

1.    Please update the “Calculation of Registration Fee” tables as follows:

a.    Disclose the amount of securities being carried forward pursuant to Rule 415(a)(6) under “Amount to be registered.”

b.    Please complete the bracketed information in the footnote regarding the securities being carried forward pursuant to Rule 415(a)(6). Please also convert the two sentences containing these brackets into a footnote to “Amount of registration fee.”

c.  The amount under “Proposed maximum aggregate offering price” should remain “$0” if no new securities are being registered.

The Company has revised the tables and related footnotes as requested.

2.    Please confirm that the cover pages of the prospectuses will be dated.

Confirmed.

3.    The powers of attorney used to execute the Registration Statements are dated June 16, 2020. Please file updated powers of attorney as exhibits to the Registration Statements or supplementally explain why the current powers of attorney are “specific” to the Registration Statements.

Without necessarily agreeing that updated powers of attorney would be necessary, the Company has filed updated powers of attorney as exhibits to the Registration Statements. The updated powers of attorney are dated March 4, 2021.

4.    Please confirm that the legal opinion and auditor consent will be filed as exhibits to the Registration Statements.

Confirmed.

5.    Please consider adding disclosure regarding the COVID-19 pandemic and business continuity risk, or confirm that the annual report on Form 10-K filed by the Company on March 3, 2021 contains such disclosure and will be incorporated by reference into the Registration Statements.

The Company confirms that the above-referenced disclosure appears in the annual report on Form 10-K filed by the Company on March 3, 2021, and that such annual report is incorporated by reference into the Registration Statements.

*    *    *

If you have any questions or concerns about the Company’s responses set forth above, or the accompanying acceleration requests, please call the undersigned at (212) 389-5080.

Sincerely,

/s/ Dodie C. Kent
Dodie C. Kent

cc: Michele H. Abate, Brighthouse Financial Ronald Coenen Jr., Eversheds Sutherland